

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 27, 2008

Mr. Peter K. Baker
Chief Executive Officer
Vermont Pure Holdings, Ltd.
1050 Buckingham St.
Watertown, CT 06795

>    **Re:     Vermont Pure Holdings, Ltd.**
>    **Form 10-K for Fiscal Year Ended October 31, 2007**
>    **Filed January 29, 2008**
>    **File No. 0-31797**

Dear Mr. Baker:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William H. Thompson
Branch Chief